UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)*

GRANDPARENTS.COM, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

386617104
(CUSIP Number)

Thomas A. Bryan, Esq.
Starr Insurance Holdings, Inc.
399 Park Ave, 8th Floor
New York, NY 10022
646-227-6677
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

March 1, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	386617104	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Starr Insurance Holdings, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

21,438,954

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

21,438,954

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,438,954

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*

13.9%[1]

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

* See Item 5, Interest in the Securities of the Issuer, below.

1
Unless otherwise indicated, the ownership percentage reported throughout this Schedule 13D is based on 132,268,582 shares of the Issuer's common stock outstanding as of September 30, 2015, as reported  in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

CUSIP NO.	386617104	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Starr International Company, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

21,438,954

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

21,438,954

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,438,954

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*

13.9%[1]

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

*  See Item 5, Interest in the Securities of the Issuer, below.

CUSIP NO.	386617104	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Starr Global Holdings AG

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

21,438,954

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

21,438,954

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,438,954

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*

13.9%[1]

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

* See Item 5, Interest in the Securities of the Issuer, below.

CUSIP NO.	386617104	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Starr Global Financial, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

21,438,954

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

21,438,954

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,438,954

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*

13.9%[1]

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

* See Item 5, Interest in the Securities of the Issuer, below.

CUSIP NO.	386617104	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Starr Indemnity & Liability Company

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

21,438,954

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

21,438,954

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,438,954

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*

13.9%[1]

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IC

* See Item 5, Interest in the Securities of the Issuer, below.

CUSIP NO.	386617104	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

C.V. Starr & Co., Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

5,000,000

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

5,000,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*

3.8%[1]

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

* See Item 5, Interest in the Securities of the Issuer, below.

CUSIP NO.	386617104	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Maurice R. Greenberg

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

5,000,000

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

5,000,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*

3.8%[1]

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

* See Item 5, Interest in the Securities of the Issuer, below.

EXPLANATORY NOTE

This statement on Schedule 13D (the "Statement") was originally filed to report the Reporting Persons' (as defined hereinafter) holdings of shares of common stock of Grandparents.com as of (1) November 7, 2014, the first date on which any Reporting Person could be deemed to have beneficially owned more than 5% of the outstanding shares of the common stock, and (2) except to the extent previously reported in this Statement, on each date thereafter on which the number of shares of the outstanding shares beneficially owned by any Reporting Person increased or decreased by an amount equal to or exceeding one percent of the class outstanding (each, a "Subsequent Amendment Date").
By filing this Amendment No. 2, the Reporting Persons are revising the beneficial ownership previously reported to reflect a tranche of a previously reported warrant becoming exercisable for the first time as of March 1, 2016.

Item 1.	Security and Issuer

This statement relates to the common stock, $0.01 par value per share (the "Shares"), of Grandparents.com, Inc., a Delaware corporation (the "Issuer").  The address of the principal executive offices of the Issuer is 589 Eighth Avenue, New York, NY 10018.
Item 2.	Identity and Background

(a) The names of the persons filing this Schedule 13D are Starr Insurance Holdings, Inc., a Nevada corporation ("SIH"), Starr International Company, Inc., a company formed under the laws of Switzerland  ("SIC"), Starr Global Holdings AG, a company formed under the laws of Switzerland ("SGH"), Star Global Financial, Inc., a Nevada corporation ("SGF"), Starr Indemnity & Liability Company, a Texas corporation ("SILC"), C.V. Starr & Co., Inc., a Nevada corporation ("CVS") and Maurice R. Greenberg.  SIH, SIC, SGH, SGF, SILC, CVS and Mr. Greenberg are collectively referred to in this Schedule 13D as the "Reporting Persons."  The Reporting Persons are filing this Statement jointly, as they may be considered a "group" under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

The executive officers and directors of each of SIH, SIC, SGH, SGF, SILC, and CVS, their addresses, their present principal occupations and citizenship, if other than the United States, are disclosed as Schedule A to this Statement.

(b) The principal business address of each of the Reporting Persons is 399 Park Ave, 8th Floor, New York, New York 10022.

(c) This Schedule 13D is filed on behalf of the Reporting Persons. SIH is the record and beneficial owner of warrants to purchase 21,438,954 Shares (the "Warrant Shares"), which warrants were issued on November 7, 2014 and carry an exercise price of $0.05 per Share, subject to adjustment. On the date of issuance, the warrants were immediately exercisable for 50% (10,719,477 Shares) of the aggregate amount thereof.  An additional 25% (5,359,739 Shares) of the total Warrant Shares became exercisable on March 1, 2015, and the remaining 25% of the total Warrant Shares became exercisable on March 1, 2016.  SIH is a wholly owned subsidiary of SGH, which is a wholly owned subsidiary of SIC.  SILC may be deemed to be the beneficial owners of the Warrant Shares owned beneficially and of record by SIH, because the warrants were issued pursuant to a Strategic Alliance Agreement between SILC and the Issuer.  SILC is a wholly owned subsidiary of SGF, which is a wholly owned subsidiary of SIH.  As a result, SIC may be deemed to beneficially own securities owned beneficially or of record by SIH or SILC.
CVS is the record and beneficial owner of 4,000,000 Shares, and has the right to acquire an additional 1,000,000 Shares pursuant to a presently exercisable warrant allotment which were issued on June 16, 2014.  Mr. Greenberg is the control member of, and may be deemed to beneficially own securities beneficially owned by CVS.
The principal business of each of SIH,  SIC, SGH, and SGF is to be a holding company of regulated insurance companies.  The principal business of SILC is to be a property and casualty insurance company.  The principal business of CVS is to make global investments.   Mr. Greenberg is the chief executive officer of CVS and SIH.
The Reporting Persons have entered into a Joint Filing Agreement, dated May 4, 2015, a copy of which was filed with the initial Schedule 13D as Exhibit 99.2, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this statement nor anything herein shall be construed as an admission that CVS and Mr. Greenberg beneficially own securities beneficially owned by SIC, SGH, SIH, SGF or SILC.  CVS and Mr. Greenberg disclaim beneficial ownership of the Shares held by SIC, SGH, SIH, SGF and SILC.  Neither the filing of this statement nor anything herein shall be construed as an admission that SIC, SGH, SIH, SGF or SILC beneficially own securities beneficially owned by CVS and Mr. Greenberg.  SIC, SGH, SIH, SGF and SILC disclaim beneficial ownership of the Shares held by CVS and Mr. Greenberg except to the extent of their pecuniary interest therein.

(d) During the last five years, none of the foregoing entities or persons has been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D.
(e) During the last five years, none of the foregoing entities or persons has been a party to a civil proceeding of the type specified in Item 2(e) of Schedule 13D.
(f)  SIC is organized under the laws of Switzerland.  SGH is organized under the laws of Switzerland.  SIH is organized under the laws of the State of Nevada.  SGF is organized under the laws of the State of Nevada.  SILC is organized under the laws of the State of Texas.  CVS is organized under the laws of the State of Nevada.  Mr. Greenberg is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Warrants to purchase 21,438,954 Shares were issued by the Issuer to SIH on November 7, 2014.  The warrants were issued  pursuant to a Strategic Alliance Agreement between the Issuer and SILC dated January 8, 2013 and previously filed with this Schedule 13D as Exhibit 99.3, as amended by a First Amendment to Strategic Alliance Agreement dated April 11, 2013 and previously filed with this Schedule 13D as Exhibit 99.4.  The primary purpose of the Strategic Alliance Agreement was for the Issuer to develop strategic business and investment relationships in connection with the development of the Issuer's business.  The warrants were previously filed as Exhibit 99.5 and 99.6 of this Schedule 13D. The warrants were immediately exercisable for 10,719,477 Shares on November 7, 2014.  Warrants for an additional 5,359,737 Shares first became exercisable on March 1, 2015, and the warrants became fully exercisable for all shares on March 1, 2016.
SILC funded its obligations under the Strategic Alliance Agreement using working capital.  The exercise price of any warrants would also be funded with working capital, if and when exercised.
CVS acquired 4,000,000 Shares and a presently exercisable warrant to purchase 1,000,000, Shares from the Issuer on June 16, 2014 for an aggregate purchase price of $1,000,000 using general corporate funds.  The securities were issued pursuant to a Securities Purchase Agreement dated June 16, 2014 which was previously filed as Exhibit 99.6.  The warrant issued to CVS was previously filed as Exhibit 99.7.

Item 4.	Purpose of the Transaction

The Securities covered by this statement were originally acquired in the ordinary course of business solely for investment purposes and for the business purposes contemplated by the Strategic Alliance Agreement as described in Item 3 and not for the purposes of participating in or influencing the management of the Issuer.

None of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. To the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Shares, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that either of the Reporting Persons will take any of the actions set forth above.

Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate.  In particular, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable law to (i) purchase Shares or other securities of the Issuer, including through exercise of the Warrants,, (ii) sell or transfer the securities beneficially owned by them from time to time in public or private transactions, and (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b):  The tables below set forth (i) the number of Shares beneficially owned by each Reporting Persons as of November 7, 2014 and as of each Subsequent Amendment Date and (ii) the percentage of the Shares beneficially owned by each of the Reporting Persons as of each such date, calculated based upon the total number of shares outstanding reported in the most recent Quarterly Report on Form 10-Q filed by the Issuer.  Each of the Reporting Persons has a shared power to vote and shared power to dispose the Shares disclosed in the tables below.

A.	Starr International Company, Inc.

	Starr International Company, Inc.
Date	Number of Shares (1)	Percent Ownership
November 7, 2014	10,719,477	7.8 (2)
March 1, 2015	16,079,216	10.9 (3)
March 1, 2016	21,438,954	13.9 (4)

(1)	Number of Shares over which SIC has shared power to vote and shared power to dispose.
(2)	The percentage is based on 126,999,492 shares of the Issuer's common stock outstanding as of September 30, 2014 as reported in the Issuer's Form 10-Q filed with the Commission on November 13, 2014).
(3)
The percentage is based on 132,068,582  shares of the Issuer's common stock outstanding as of March 31, 2015, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.

(4)
The percentage is based on 132,268,582  shares of the Issuer's common stock outstanding as of September 30, 2015, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

B.	Starr Global Holdings AG

	Starr Global Holdings AG
Date	Number of Shares (1)	Percent Ownership
November 7, 2014	10,719,477	7.8 (2)
March 1, 2015	16,079,216	10.9 (3)
March 1, 2016	21,438,954	13.9 (4)

(1)	Number of Shares over which SGH has shared power to vote and shared power to dispose.
(2)	The percentage is based on 126,999,492 shares of the Issuer's common stock outstanding as of September 30, 2014 as reported in the Issuer's Form 10-Q filed with the Commission on November 13, 2014).
(3)
The percentage is based on 132,068,582  shares of the Issuer's common stock outstanding as of March 31, 2015, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.

(4)
The percentage is based on 132,268,582  shares of the Issuer's common stock outstanding as of September 30, 2015, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

C.	Starr Insurance Holdings, Inc.

	Starr Insurance Holdings, Inc.
Date	Number of Shares (1)	Percent Ownership
November 7, 2014	10,719,477	7.8 (2)
March 1, 2015	16,079,216	10.9 (3)
March 1, 2016	21,438,954	13.9 (4)

(1)	Number of Shares over which SIH has shared power to vote and shared power to dispose.
(2)	The percentage is based on 126,999,492 shares of the Issuer's common stock outstanding as of September 30, 2014 as reported in the Issuer's Form 10-Q filed with the Commission on November 13, 2014).
(3)
The percentage is based on 132,068,582  shares of the Issuer's common stock outstanding as of March 31, 2015, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.

(4)
The percentage is based on 132,268,582  shares of the Issuer's common stock outstanding as of September 30, 2015, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

D.	Starr Global Financial, Inc.

	Starr Global Financial, Inc.
Date	Number of Shares (1)	Percent Ownership
November 7, 2014	10,719,477	7.8 (2)
March 1, 2015	16,079,216	10.9 (3)
March 1, 2016	21,438,954	13.9 (4)

(1)	Number of Shares over which SGF has shared power to vote and shared power to dispose.
(2)	The percentage is based on 126,999,492 shares of the Issuer's common stock outstanding as of September 30, 2014 as reported in the Issuer's Form 10-Q filed with the Commission on November 13, 2014).
(3)
The percentage is based on 132,068,582  shares of the Issuer's common stock outstanding as of March 31, 2015, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.

(4)
The percentage is based on 132,268,582  shares of the Issuer's common stock outstanding as of September 30, 2015, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

E.	Starr Indemnity & Liability Company

	Starr Indemnity & Liability Company
Date	Number of Shares (1)	Percent Ownership
November 7, 2014	10,719,477	7.8 (2)
March 1, 2015	16,079,216	10.9 (3)
March 1, 2016	21,438,954	13.9 (4)

(1)	Number of Shares over which SILC has shared power to vote and shared power to dispose.
(2)	The percentage is based on 126,999,492 shares of the Issuer's common stock outstanding as of September 30, 2014 as reported in the Issuer's Form 10-Q filed with the Commission on November 13, 2014).
(3)
The percentage is based on 132,068,582  shares of the Issuer's common stock outstanding as of March 31, 2015, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.

(4)
The percentage is based on 132,268,582  shares of the Issuer's common stock outstanding as of September 30, 2015, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

F.	C.V. Starr & Company, Inc.

	C.V. Starr & Company, Inc.
Date	Number of Shares (1)	Percent Ownership
November 7, 2014	5,000,000	3.9 (2)
March 1, 2015	5,000,000	3.8 (3)
March 1, 2016	5,000,000	3.8 (4)

(1)	Number of Shares over which CVS has shared power to vote and shared power to dispose.
(2)	The percentage is based on 126,999,492 shares of the Issuer's common stock outstanding as of September 30, 2014 as reported in the Issuer's Form 10-Q filed with the Commission on November 13, 2014).
(3)
The percentage is based on 132,068,582  shares of the Issuer's common stock outstanding as of March 31, 2015, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.

(4)
The percentage is based on 132,268,582  shares of the Issuer's common stock outstanding as of September 30, 2015, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

G.	Maurice R. Greenberg

	Maurice R. Greenberg
Date	Number of Shares (1)	Percent Ownership
November 7, 2014	5,000,000	3.9 (2)
March 1, 2015	5,000,000	3.8 (3)
March 1, 2016	5,000,000	3.8 (4)

(1)	Number of Shares over which Mr. Greenberg has shared power to vote and shared power to dispose.
(2)	The percentage is based on 126,999,492 shares of the Issuer's common stock outstanding as of September 30, 2014 as reported in the Issuer's Form 10-Q filed with the Commission on November 13, 2014).
(3)
The percentage is based on 132,068,582  shares of the Issuer's common stock outstanding as of March 31, 2015, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.

(4)
The percentage is based on 132,268,582  shares of the Issuer's common stock outstanding as of September 30, 2015, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

  As of March 1, 2016 (the most recent Subsequent Amendment Date), the Reporting Persons, in aggregate, beneficially own 26,438,955 Shares, which represent 17.1% of the total shares of the Issuer outstanding, based on the Issuer's common stock as of September 30, 2015 as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

Item 5(c):

As of the filing of this Statement, 100% (22,438,954 Shares) of the total Warrant Shares are exercisable.

Item 5(d):

Not applicable.

Item 5(e):

Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Except as otherwise described herein, none of the Reporting Persons has any legal or other contract, arrangement, understanding, or relationship with any other person with respect to any securities of the Issuer.

Item 7.	Material to be filed as Exhibits

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement dated May 1, 2015 (incorporated by reference to the Reporting Persons' initial Schedule 13D filed on May 7, 2015.)
99.2
Strategic Alliance Agreement with Starr Indemnity & Liability Company dated January 8, 2013 (incorporated herein by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K dated January 8, 2013).

99.3
First Amendment to Strategic Alliance Agreement with Starr Indemnity & Liability Company dated March 28, 2013  (Incorporated herein by reference to Exhibit 10.35 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 2012).

99.4
Warrant No. GP-185 to Purchase Common Stock of the Issuer issued pursuant to the Strategic Alliance Agreement (incorporated by reference to the Reporting Persons' initial Schedule 13D filed on May 7, 2015).

99.5
Warrant No. GP-186 to Purchase Common Stock of the Issuer issued pursuant to the Strategic Alliance Agreement (incorporated by reference to the Reporting Persons' initial Schedule 13D filed on May 7, 2015).

99.6
Securities Purchase Agreement dated as of June 16, 2014 between Grandparents.com, Inc. and C.V. Starr & Company, Inc. (incorporated by reference to the Reporting Persons' Schedule 13D/A filed on May 29, 2015).

99.7	Warrant No. GP-155 to purchase common stock of the Issuer to the Securities Purchase Agreement (incorporated by reference to the Reporting Persons' Schedule 13D/A filed on May 29, 2015).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 2016.

STARR INTERNATIONAL COMPANY, INC.

By:	/s/ Stuart Osborne
Stuart Osborne, Vice President

STARR GLOBAL HOLDINGS AG

By:	/s/ Bertil Lundvist
Bertil Lundqvist, Director

STARR INSURANCE HOLDINGS, INC.

By:	/s/ Julie A. Murray
Julie A. Murray, Assistant Secretary

STARR GLOBAL FINANCIAL, INC.

By:	/s/ Thomas A. Bryan
Thomas A. Bryan, Assistant Secretary

STARR INDEMNITY & LIABILITY COMPANY

By:	/s/ Julie A. Murray
Julie A. Murray, Assistant Secretary

C.V. STARR & COMPANY, INC.

By:	/s/ Thomas A. Bryan
Thomas A. Bryan, Assistant Secretary

/s/ Maurice R. Greenberg
Maurice R. Greenberg

SCHEDULE A

STARR INTERNATIONAL COMPANY, INC.
Name and Address (Citizenship, if Non U.S.)	Office	Principal Occupation
Lawrence Scott Greenberg 399 Park Avenue, 17th Floor New York, NY 10022	Director	Insurance Executive, C.V. Starr & Co., Inc.
Maurice R. Greenberg 399 Park Avenue, 17th Floor New York, NY 10022	Director and Managing Director	Chairman and CEO, C.V. Starr & Co., Inc.
Joseph C.H. Johnson (Bermuda) Bermuda Commercial Bank Bldg. 19 Par la Ville Road, 5th Floor Hamilton Bermuda HM11	Director and President	Director, Starr International Investment, Ltd.
Lord Peter Levene (UK) 399 Park Avenue, 17th Floor New York, NY 10022	Director	Vice Chairman, Starr International Co., Inc.
Bertil P. Lundqvist 399 Park Avenue, 17th Floor New York, NY 10022	Director and Vice President	Executive Vice President and General Counsel, Starr Insurance Holdings, Inc. and C.V. Starr & Co., Inc.
Edward E. Matthews 399 Park Avenue, 17th Floor New York, NY 10022	Director and Vice President	President, C.V. Starr & Co., Inc.
Howard I. Smith 399 Park Avenue, 17th Floor New York, NY 10022	Director and Vice President	Vice Chairman, C.V. Starr & Co., Inc.
Stuart Osborne (United Kingdom) Baarerstrasse 101, CH 6300, Zug Switzerland	Vice President, Secretary and Treasurer	Accounting Officer, Starr International Services AG
Margaret Barnes (United Kingdom and Canada) Baarerstrasse 101, CH 6300, Zug Switzerland	Vice President and Controller	Insurance Professional, Starr International Investments, Ltd.

STARR GLOBAL HOLDINGS AG
Name and Address (Citizenship, if Non U.S.)	Office	Principal Occupation
Bertil P. Lundqvist 399 Park Avenue, 17th Floor New York, NY 10022	Director	Executive Vice President and General Counsel, Starr Insurance Holdings, Inc. and C.V. Starr & Co., Inc.
Edward E. Matthews 399 Park Avenue, 17th Floor New York, NY 10022	Director	President, C.V. Starr & Co., Inc.
Stuart Osborne (United Kingdom) Baarerstrasse 101, CH 6300, Zug Switzerland	Director	Accounting Officer, Starr International Service AG

STARR INSURANCE HOLDINGS, INC.
Name and Address	Office	Principal Occupation
Maurice R. Greenberg 399 Park Avenue, 17th Floor New York, NY 10022	Chairman, Chief Executive Officer and Director	Chairman and CEO, C.V. Starr & Co., Inc.
Bertil P. Lundqvist 399 Park Avenue, 17th Floor New York, NY 10022	Director, Executive Vice President and General Counsel	Executive Vice President and General Counsel, Starr Insurance Holdings, Inc. and C.V. Starr & Co., Inc.
Edward E. Matthews 399 Park Avenue, 17th Floor New York, NY 10022	Vice Chairman and Director	President, C.V. Starr & Co., Inc.
Charles Dangelo 399 Park Avenue, 17th Floor New York, NY 10022	President and Chief Operating Officer	President and Chief Operating Officer, Starr Insurance Holdings, Inc.
Leilani Brown 399 Park Avenue, 17th Floor New York, NY 10022	Vice President	Vice President, Starr Insurance Holdings, Inc.
Jayson Hahn 399 Park Avenue, 17th Floor New York, NY 10022	Chief Technology Officer	Chief Technology Officer, Starr Insurance Holdings, Inc.
Michael T. Toran 399 Park Avenue, 17th Floor New York, NY 10022	Vice President and Chief Information Officer	Vice President and Chief Information Officer, Starr Insurance Holdings, Inc.
Nehemiah Ginsburg 399 Park Avenue, 17th Floor New York, NY 10022	Senior Vice President and Senior Counsel and Secretary	Senior Vice President and Senior Counsel and Secretary Starr Insurance Holdings, Inc.
William Tucker 399 Park Avenue, 17th Floor New York, NY 10022	Treasurer	Treasurer, Starr Insurance Holdings, Inc.
John Cunningham 399 Park Avenue, 17th Floor New York, NY 10022	Vice President	Vice President, Starr Insurance Holdings, Inc.
Michael J. Castelli 399 Park Avenue, 17th Floor New York, NY 10022	Chief Financial Officer and Senior Vice President	Chief Financial Officer and Senior Vice President, Starr Insurance Holdings, Inc.
John Cunningham 399 Park Avenue, 17th Floor New York, NY 10022	Chief Financial Systems Officer and Vice President	Chief Financial Systems Officer, Starr Insurance Holdings, Inc.
Gary Muoio 399 Park Avenue, 17th Floor New York, NY 10022	Vice President, Operations	Vice President, Operations, Starr Insurance Holdings, Inc.

STARR GLOBAL FINANCIAL, INC.
Name and Address	Office	Principal Occupation
Bertil P. Lundqvist 399 Park Avenue, 17th Floor New York, NY 10022	Vice Chairman and Director	Executive Vice President and General Counsel, Starr Insurance Holdings, Inc. and C.V. Starr & Co., Inc.
Edward E. Matthews 399 Park Avenue, 17th Floor New York, NY 10022	Chairman and Director	President, C.V. Starr & Co., Inc.
Charles Dangelo 399 Park Avenue, 17th Floor New York, NY 10022	President	President and Chief Operating Officer, Starr Insurance Holdings, Inc.
William Tucker 399 Park Avenue, 17th Floor New York, NY 10022	Treasurer	Treasurer, Starr Insurance Holdings, Inc.
Nehemiah Ginsburg 399 Park Avenue, 17th Floor New York, NY 10022	Secretary	Senior Vice President and Senior Counsel and Secretary Starr Insurance Holdings, Inc.

STARR INDEMNITY & LIABILITY COMPANY
Name and Address (Citizenship, if Non U.S.)	Office	Principal Occupation
Michael J. Castelli 399 Park Avenue, 17th Floor New York, NY 10022	Director	Chief Financial Officer and Senior Vice President , Starr Insurance Holdings, Inc.
Charles Dangelo 399 Park Avenue, 17th Floor New York, NY 10022	Director, President and Chief Executive Officer	President and Chief Operating Officer, Starr Insurance Holdings, Inc.Maurice
Maurice R. Greenberg 399 Park Avenue, 17th Floor New York, NY 10022	Director	Chairman and CEO, C.V. Starr & Co., Inc.
Nehemiah Ginsburg 399 Park Avenue, 17th Floor New York, NY 10022	Director, General Counsel and Secretary	Senior Vice President and Senior Counsel and Secretary Starr Insurance Holdings, Inc.
Jacob E. Hansen 399 Park Avenue, 17th Floor New York, NY 10022	Director	Director, Starr Indemnity & Liability Company
Howard I. Smith 399 Park Avenue, 17th Floor New York, NY 10022	Director	Vice Chairman, C.V. Starr & Co., Inc.
Joseph C.H. Johnson (Bermuda) Bermuda Commercial Bank Bldg. 19 Par la Ville Road, 5th Floor Hamilton Bermuda HM11	Director	Director, Starr International Investment, Ltd.
Charles Reid 399 Park Avenue, 17th Floor New York, NY 10022	Director	Director, Starr Indemnity & Liability Company
John Salinger 399 Park Avenue, 17th Floor New York, NY 10022	Director	Director, Starr Indemnity & Liability Company
William Tucker 399 Park Avenue, 17th Floor New York, NY 10022	Chief Financial Officer and Treasurer	Treasurer, Starr Insurance Holdings, Inc.
Michael Toran 399 Park Avenue, 17th Floor New York, NY 10022	Vice President and Chief Information Officer	Vice President and Chief Information Officer, Starr Insurance Holdings, Inc.
Richard A. Bessinger 399 Park Avenue, 17th Floor New York, NY 10022	Senior Vice President	Senior Vice President, Starr Indemnity & Liability Company
David H. Baker 399 Park Avenue, 17th Floor New York, NY 10022	Vice President	Vice President, Starr Indemnity & Liability Company
Alex J. Pittignano 399 Park Avenue, 17th Floor New York, NY 10022	Vice President	Vice President, Starr Indemnity & Liability Company
James Pittinger 399 Park Avenue, 17th Floor New York, NY 10022	Vice President	Vice President, Starr Indemnity & Liability Company
Jeffrey Johnson 399 Park Avenue, 17th Floor New York, NY 10022	Chief Property/Casualty Claims Officer	Chief Property/Casualty Claims Officer, Starr Indemnity & Liability Company
James Vendetti 399 Park Avenue, 17th Floor New York, NY 10022	Executive Vice President and Chief Underwriting Officer	Executive Vice President and Chief Underwriting Officer, Starr Indemnity & Liability Company

C.V. STARR & CO., INC.
Name and Address	Office	Principal Occupation
Geoffrey Clark 399 Park Avenue, 17th Floor New York, NY 10022	Director	Managing Director, Starr Investments Holdings LLC
Lawrence Scott Greenberg 399 Park Avenue, 17th Floor New York, NY 10022	Director	Insurance Executive, C.V. Starr & Co., Inc.
Maurice R. Greenberg 399 Park Avenue, 17th Floor New York, NY 10022	Chairman, Chief Executive Officer and Director	Chairman and CEO, C.V. Starr & Co., Inc.
Bertil P. Lundqvist 399 Park Avenue, 17th Floor New York, NY 10022	Director, Executive Vice President and General Counsel	Executive Vice President and General Counsel, Starr Insurance Holdings, Inc. and C.V. Starr & Co., Inc.
Edward E. Matthews 399 Park Avenue, 17th Floor New York, NY 10022	Vice Chairman	President, C.V. Starr & Co., Inc.
Howard I. Smith 399 Park Avenue, 17th Floor New York, NY 10022	Vice Chairman	Vice Chairman, C.V. Starr & Co., Inc.
John Casale 399 Park Avenue, 17th Floor New York, NY 10022	Treasurer	Treasurer, C.V. Starr & Co., Inc.
Michael J. Castelli 399 Park Avenue, 17th Floor New York, NY 10022	Controller	Controller, C.V. Starr & Co., Inc.
Oakley Johnson 399 Park Avenue, 17th Floor New York, NY 10022	Vice President	Vice President, C.V. Starr & Co., Inc.
Thomas A. Bryan 399 Park Avenue, 17th Floor New York, NY 10022	Secretary	Secretary, C.V. Starr & Co., Inc.